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                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of October 1999

                                 MIH LIMITED

               (Translation of registrant's name into English)

                                Abbot Building
                                 Mount Street
                                   Tortola
                                  Road Town
                           BRITISH VIRGIN ISLANDS

                  (Address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F  x               Form 40-F
                           ---                        ---

    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes                           No  x
                     ---                          ---


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                                 SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            MIH LIMITED

Date: October 25, 1999 by                   /s/ L.R. Penfold
                                            --------------------------------
                                            Name:  L.R. Penfold
                                            Title: Director


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
                                EXHIBIT LIST
                                ------------
                                                         Sequential
Exhibit       Description                                Page Number
-------       -----------                                -----------
99.1          Press Release dated October 25,
              1999 of MIH Limited (OpenTV Corp.
              intends registering for initial
              public offering)

99.2          Press Release dated October 25,
              1999 of MIH Limited (OpenTV Corp.
              introduces global partners)

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